Smart Cups, Inc.

⭕

ANNUAL REPORT

25732 Taladro Circle

Mission Viejo, CA 92691

(949) 619-4626

https://smartcups.com/

This Annual Report is dated April 17, 2024.

BUSINESS

Company Overview

Smart Cups, Inc. ("Smart Cups" or the "Company") is a young and innovative company that believes it's disrupting the beverage industry with its unique and sustainable approach. With a focus on health, convenience, and environmental responsibility, they are poised to become a major player in the beverage market, offering a range of drinks that are both delicious and sustainable.

Commercially known as the World's First Printed Beverage, Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. Benefits include a reduction of storage and transportation requirements which result in a reduction of our carbon footprint.

Source for World's First Printed Beverage: https://www.entrepreneur.com/leadership/how-the-worlds-first-printed- beverage-was-born/360347

https://blog.drupa.com/en/smart-cups-the-worlds-first-printed-beverage-2/

https://abc7.com/smart-cups-environment-drink-beverage/11290587/

Business Model

Our business model relies on the growth and success of the Smart Cups brand and products, as well as the creation of new innovative products and brands. Our plan is to sell our products into domestic and international markets through numerous channels as well as direct-to-consumer, as well as pursue licensing and B2B customers.

Corporate Structure

The Company was initially organized as Smart Cups, LLC, a California limited liability company on 6/8/2015. On 2/6/2023, the Company converted to a California corporation as Smart Cups, Inc.

Potential New Loan(s) While Offering is Open

In order for the Company to continue its short-term operational needs, research and development initiatives, and liability obligations, it is currently in discussions with lenders for the possibility of taking out one or more new loans which may be executed while this Reg. Crowdfunding offering is open. Please see the Risk Factors and Indebtedness sections of this Offering Memorandum for further details.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $100,000.00

Use of proceeds: Operations, AP

Date: December 29, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible

Note Final amount sold: $100,000.00

Use of proceeds: Operations, AP

Date: February 14, 2023

Offering exemption relied upon: 506(b)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $1,143,489.35

Number of Securities Sold: 1,934,712

Use of proceeds: Research & Development, Company Employment, Working Capital Date: October 06, 2023

Offering exemption relied upon: Regulation CF

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $250,000.00

Number of Securities Sold: 84,746

Use of proceeds: Operational overhead and inventory

Date: December 20, 2023

Offering exemption relied upon: 504 exemption

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $33,164.30

Number of Securities Sold: 51,022

Use of proceeds: Operational overhead and inventory

Date: February 29, 2024

Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results - 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $391,250 compared to $216,510 in fiscal year 2022.

We focused less on marketing and sales and used financial resources to complete the engineering project of our automated production line as we view that as the bigger opportunity for future growth.

Cost of sales

Cost of Sales for fiscal year 2021 was $360,506 compared to $361,802 in fiscal year 2022.

We attribute the increase to increased pricing of raw materials post-COVID-19. Further, our low volumes of production forced us to pay premium prices.

Gross margins

Gross margins for fiscal year 2021 were 78.3% compared to 52.97% in fiscal year 2022.

We attribute this decrease to increasing costs of raw materials post-COVID as well as our strategy to drop prices to liquidate inventory during our engineering automation project.

Expenses

Expenses for fiscal year 2021 were $2,679,942 compared to $2,541,958 in fiscal year 2022.

The decrease in expenses from 2021 to 2022 can be attributed to a reduction in marketing as well as advertising in conjunction with the completion of our automated production engineering project.

Historical results and cash flows

The Company is currently shifting to a growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the new patented automated production system will increase production capacity which will enable the Company to take on retail distribution. Past cash was primarily generated through investment. Our goal is to grow our functional beverage business and close 1-3 white label deals.

Our initial years in commerce are considered our proof of concept stage. Our total revenue numbers are front-loaded to the early years. Once we established that there was a market for our technology, we shifted our focus to our automation project as we viewed high production capacity and white-label deals as the bigger revenue-generating opportunity.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $142,913.00. [The Company intends to raise additional funds through an equity financing.]

Debt

Creditor: One or more potential lenders
Amount Owed: $4,000,000.00
Interest Rate: 10.0%
Maturity Date: July 08, 2025
The Company is contemplating taking out one or more new loans which may occur while the offering is open. The terms of any potential new loan are still uncertain however, the loans being considered carry interest rates that range from between 10% to 20% per annum. In one of the loan scenarios, of $1M to $4M, Smart Cups' manufacturing equipment would be used as collateral. The loans being considered have repayment terms of at least twenty-four months. Smart Cups has not decided whether it will take on new loans, however, it would like to keep its options for capital flexible.

Creditor: Joshua D. Legum
Amount Owed: $100,000.00
Interest Rate: 10.0%
Maturity Date: February 14, 2024
Conversion at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of the Smart Cups, Inc. The value of the one share of stock shall be fixed at $0.65 per share, regardless of the value of such stock in any trade or any market.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows

Name: Chris Hasan Kanik

Chris Hasan Kanik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Secretary, Treasurer, Director
Dates of Service: June, 2015 - Present
Responsibilities: Chris is the Founder and CEO of Smart Cups. Chris receives an annual salary of $375,000 and devotes nearly all of his working hours towards Smart Cups. Chris also functions as the company's principal accounting officer.

Other business experience in the past three years:

Employer: TR Processing
Title: Head of Science and Formulation
Dates of Service: June, 2018 - May, 2023
Responsibilities: Develop new product formulations and evaluate and improve existing product. Chris spends less than 2 hours per week working for TR Processing. formulations across multiple delivery solutions. Coordinate and cooperate with management and development teams and outside vendors in the provision of the Services. Assist in the design and implementation of manufacturing processes. Advise potential and current customers in their efforts in cannabis. Represent TR in requested settings, conferences, forums, panels, etc.

Name: Owen Jude Dolan II

Owen Jude Dolan II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: August, 2017 - Present
Responsibilities: Owen oversees the day-to-day operations of all aspects of the facility and works with the CEO on strategic planning. Owen receives an annual salary of $150,000 and devotes nearly all of his working hours towards Smart Cups.

Other business experience in the past three years:

Employer: TR Processing
Title: Product Development Operations Manager
Dates of Service: April, 2020 - April, 2022
Responsibilities: I worked with the science and engineering teams supporting the design and implementation of custom automation equipment.

Other business experience in the past three years:

Employer: AgFuturo
Title: Advisor
Dates of Service: January, 2021 - Present
Responsibilities: At AgFuturo I provide strategic operational and financial support to CEO. Owen spends less than 2 hours per week working in this role.

Name: Jonathan Kotler

Jonathan Kotler's current primary role is with Elion Partners. Jonathan Kotler currently services 2 to 3 hours per week in their role with the Issuer

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October, 2023 - Present
Responsibilities: Jonathan is a member of Board of Directors.

Other business experience in the past three years:

Employer: Elion Partners
Title: Senior Managing Director, General Counsel of Real Estate
Dates of Service: May, 2021 - Present
Responsibilities: Jonathan Kotler is a Senior Managing Director and General Counsel of Real Estate at Elion, is a member of its Senior Management Committee, and participates in the firm's Asset Management Committee and Investment Committee. Jonathan is responsible for providing legal services to, and for the benefit of, Elion's affiliated discretionary investments

Other business experience in the past three years:

Employer: Empire State Realty Trust
Title: VP, Deputy General Counsel
Dates of Service: March, 2016 - February, 2021
Responsibilities: Jonathan oversaw and handled many matters in our legal department, including real estate and corporate matters.

Name: Stuart Kotler

Stuart Kotler's current primary role is with Citrin Cooperman Advisors LLC. Stuart Kotler currently services 2 to 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October, 2023 - Present
Responsibilities: Stuart is a member of Board of Directors.

Other business experience in the past three years:

Employer: Berdon LLP
Title: Partner
Dates of Service: September, 1982 - February, 2023
Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning.

Other business experience in the past three years:

Employer: Citrin Cooperman Advisors LLC
Title: Partner
Dates of Service: February, 2023 - Present
Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring,

acquisitions, workouts, and tax planning.

Other business experience in the past three years:

Employer: Apple Bank For Savings
Title: Director
Dates of Service: January, 2000 - Present
Responsibilities: Stuart is a Member of the (1) Board of Directors, (2) Executive Board, (3) Loan Committee, (4) Asset & Liabilities Committee, (5) Risk Committee, and (6) Anti Financial Crimes Committee.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Chris Kanik
Amount and nature of Beneficial ownership: 7,500,000
Percent of class: 82.63

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,320,170 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 90,000,000 with a total of 12,088,688 outstanding.

Voting Rights

1 vote per share. Please see voting rights details in Other Material Rights section below.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options, reserved but unissued.

For further information on the material rights associated with the class of securities, please see the Company's Amended & Restated Articles of Incorporation, attached as Exhibit F, to the Offering Memorandum.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Transactions. In the event that one or more holders of the Company's Common Stock holding a majority of the then issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the Company or the Selling Holders (or a designated representative acting on behalf of the Selling

Holders) will have the right to deliver written notice thereof to all other holders of the Company's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. In such an event, all shares of Common Stock held by the Dragged Holders shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the

Selling Holders, upon consummation of the Sale Transaction.

Tag-Along Transactions. In the event that one or more holders of the Company's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction, the Initiating Holders shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the Company offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under the Company's Amended and Restated Articles of Incorporation.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 7,500,000 outstanding.

Voting Rights

5 votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Class a common and the terms of the Convertible Note are outlined below:

Amount outstanding: $110,000.00
Maturity Date: February 14, 2024
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: See Other Material Rights below.
Material Rights

Amount outstanding includes $10,000 of interest. This note has reached maturity. While the noteholder may still elect to convert the note to equity, the Company expects to repay the noteholder in cash. Please see Risk Factors for additional information.

Elective Conversion. Noteholder may elect, prior to the maturity date, elect to convert payment, in whole or in part at his discretion, from cash to Class A Common Stock. The value of one (1) share of stock shall be fixed at $.065 per share. No fractional shares shall be issued upon conversion and Company shall round up to the nearest whole share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold

a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by a hired third-party company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class A Common Stock in the amount of up to $3,768,772.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for several of our printed food and beverage applications.. Delays or cost overruns in the development of our printed food and beverage beverage applications and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Smart Cups, LLC was formed on June 8, 2015. It was then converted to a corporation on 2/6/23. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Cups, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents and 2 pending as well as trade secrets.. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is

important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart Cups or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart Cups could harm our reputation and materially negatively impact our financial condition and business. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Company has a Convertible Security outstanding that has reached maturity The Company has one Convertible Note currently outstanding totaling $110,000 (including interest). While there is a possibility the noteholder will elect to convert the note to equity, the Company expects the noteholder to request repayment in cash (principal plus interest). This would reduce the Company's available cash by approximately $110,000. The Company may enter into one or more new loans while the Crowdfunding offering is open which may affect its financial health and your investment in the Company Smart Cups is currently in discussions with lenders regarding potentially taking out one or more new loans in order to secure additional operating capital for short-term operating needs, research and development initiatives, as well as intellectual property and accounts payable obligations. The objective is to ensure the Company's continued growth and success by addressing critical financial requirements and supporting key areas of operation. Additionally, one of the reasons Smart Cups is considering taking on additional loans is to avoid diluting investors' ownership in the Company. However, if the Company defaults on the contemplated loans and is unable to repay them, it may result in financial distress, potentially leading to additional funding needs that could dilute the ownership of existing and new investors. The loans being considered have repayment terms of at least twenty-four months. Failure to meet the scheduled repayment obligations within the specified timeframe may result in penalties, increased interest charges, or potential default. The ability of the Company to generate sufficient cash flow to meet repayment obligations is subject to various factors, including market conditions, business performance, and external economic influences. In at least one of the loan scenarios, of $1,000,000 to $4,000,000, Smart Cups' manufacturing equipment would be used as collateral. In the event of default on this prospective loan, the lender may exercise its rights to seize the collateral. This could potentially result in the loss of company manufacturing equipment, impacting the Company's operational capabilities and ability to fulfill its customers' orders. The success of Smart Cups' ability to meet any new repayment obligations depends on the Company's ability to generate sufficient revenue and maintain a sustainable business model. Outside factors such as market demand, competition, regulatory changes, and unforeseen events can significantly impact the Company's financial performance and ability to the obligations of any prospective loans. While Smart Cups will seek to avoid incurring additional debt in the near future, there remains a possibility the Company may need to enter into one or more new loans while this Regulation Crowdfunding offering is live and one or more of the risks mentioned above may have a negative impact on, including the entire loss of, your investment in the Company. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future

change occur, it would be based on management's review and determination that it is in the best interests of the Company. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2024.

Smart Cups, Inc.

By Is Chris Kanik

     Name: Smart Cups, Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Chris Kanik, the Chief Executive Officer of Smart Cups Inc, hereby certify that the financial statements of Smart Cups Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Smart Cups has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 27, 2024

Chief Executive Officer

March 27, 2024

NOTE 1 - NATURE OF OPERATIONS

Smart Cups, Inc was formed on June 8, 2015 ("Inception") in the State of California. The financial statements of Smart Cups, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mission Viejo, CA.

Smart Cups Inc is a pioneering company revolutionizing the beverage industry with its innovative approach to packaging and sustainability. The Company has a patented delivery system platform, known as the "World's First Printed Beverage", utilizing microencapsulation printing to eliminate excessive packaging and shipping waste associated with traditional liquid-based products. Removing the need for shipping water significantly reduces shipping space, weight, costs, and carbon footprint. Traditional liquid-based consumer products pose environmental and practical challenges due to their transportation impact. With microencapsulation printing technology, the Company offers a solution that not only addresses these challenges but also enhances product performance. The Company's precise dosing ensures consistent results while improving the bioavailability of active ingredients in its products. Smart Cups Technology has a wide range of applications and potential across various industries. Some of the key industries and applications where its innovative technology may make a significant impact are food, beverage, pharmaceuticals, cosmetics, pet supplements, and industrial cleaning. Smart Cups is committed to health, convenience, and environmental responsibility. The Company has raised over $18 million and is recognized in renowned publications like Time Magazine, Forbes, and Entrepreneur as well as television programs such as FOX's Gordon Ramsay's Food Stars, FOX and Friends, and TMZ among many others

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on- balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from online sales and licensing when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3-DEBT

Smart Cups, Inc has short-term debt of $117,744.

NOTE 4 COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5-STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,404,916 shares of our common stock with par value of $2.95. As of March 27th, 2024 the company has currently issued 12,088,688 shares of our common stock.

NOTE 6-RELATED PARTY TRANSACTIONS

The company has no related party transactions.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Common stock
Amount
Shares
Amount
$

B
al
a
n
c

e-December 31, 2020

Contributed capital

Net income (loss)

Preferred Stock/Capital Shares

December 31, 2021

Additional **Paid**-in Capital $ 12,772,000 14,387,842

Accumulated Deficit

Stockholders'

Equity

$ (9,056,391)

$

3,715,609

14,387,842

$27,159,842

(2,378,204) $(11,434,595)

(2,378,204)

$

15,725,247

2,480,000

Contributed capital

Nonmonetary Distributions

Reorganization (Preferred Capital)

10,000,000

Net income (loss**)**

December 31, 2022

$10,000,000

Shares issued for debt conversion

Shares issued for cash

184,616 2,374,607

18

119,982

237

1,460,311

Issuance Cost

-

(125,533)

Entity Conversion

Net income (loss) December 31, 2023

(10,000,000)

7,500,000

750

Smart Cups, Inc

Balance Sheet

As of December 31, 2022

TOTAL

ASSETS

9,999,250
10,059,223
$
1,005
$ 11,454,010
2,480,000 (10,322,044) (19,317,798)

9,317,798 (2,700,479)

$
(4
,8
,17
,2
76
)

(2
,7
00
,4
79
)

$
5,
18
2,
72
4

(10,322,044)

120,000 1,460,548 (125,533)

(2,440,557) 4,197,182
(2,440,557) $ (7,257,833) $

1000 Current Assets

1100 Bank Accounts

1110 SC Business Checking Acct

1130 Old Smart Cups (Ckg)

Total 1100 Bank Accounts

1300 Other Current Assets

1310 Inventory

Total 1300 Other Current Assets

Total **1000** Current **Assets**

1500 Fixed Assets

1510 Equipment

1520 Furniture and

Equipment

1530 Leasehold
Improvements

1540 Machinery & Equipment
WIP

1598 Accumulated
Depreciation

Total **1500** Fixed **Assets**

1600 Other Assets

1610 Convertible Note - TRP

1620 Investment - THB

1630 Investment - TRP

1700 Operating
Lease

1710 ROU Asset

1799 Accumulated Amortization

Total **1700 Operating**
Lease

Total 1600 Other **Assets**

TOTAL ASSETS

LIABILITIES AND EQUITY

2000 Liabilities

2000 Current Liabilities

90,920.20	
	0.00
$90,920.20	
318,885.11	
$318,885.11	
$409,805.31	
5,069,025.18	
	20,643.44
376,788.78	
3,781,787.45	
-3,321,512.40	
$5,926,732.45	
	0.00
	0.00
	0.00
1,137,908.30	
	0.00
1,137,908.30	
$1,137,908.30	
$7,474,446.06	

2100 Accounts
Payable

2110 Accounts Payable

Total 2100 Accounts **Payable**

2200 Credit Cards

2220 (8858) Chase Credit Card

917,502.55 **$917,502.55**

90,471.61

14

Total **2200 Credit Cards**

2300 Other current liabilities

2310 Accrued expenses

2320 Accrued Payroll

2340 Kanik Loan (Mgr)

Smart Cups, Inc

Balance Sheet

As of December 31, 2022

	TOTAL
	$90,471.61
	0.00
	12,721.06
	32,927.00

2350 Operating Lease Liabilities - ST

2370 Sales Tax Payable

2372 CA

2373 County

Total 2370 **Sales Tax Payable**

Total **2300 Other current liabilities**

Total **2000 Current Liabilities**

2400 Long-Term Liabilities	
2410 Convertible Note	
2411 Loans/Notes	120,000.42
Total **2410 Convertible** Note	
2420 Operating Lease Liability - LT	81.78
	0.80
Total **2400** Long-Term Liabilities	**82.58**
Total **2000** Liabilities	$165,731.06
	$1,173,705.22
3000 Equity	
3400 DLK - Contributions	
3500 Equity DK Class P	100,109.59
	100,109.59
3700 Opening Balance Equity	1,017,907.81
3800 Retained Earnings	**$1,118,017.40**
3900 Net Income	**$2,291,722.62**
Total 3000 Equity	
	0.00
	10,000,000.00
	-2,116,797.92
	-2,700,478.64
	$5,182,723.44
TOTAL **LIABILITIES AND** EQUITY	**$7,474,446.06**

Smart Cups, Inc

Profit and Loss

January - December 2022

	TOTAL
4000 Income	
4100 Sales	208,268.29
4500 Refunds	1,299.20
Chase Rewards	4,808.63
Misc Inc (deleted)	2,133.59
Total **4000** Income	$216,509.71
5000 Cost of Goods Sold	
5100 Cost of Goods Sold	256,918.33
5200 Raw Materials	104,883.99
Freight-In	0.00
	0.00
	0.00

	$361,802.32
Freight-Out	
Packaging Materials	
Total 5000 Cost of Goods Sold	
GROSS PROFIT	
6000-7000 Expenses	
6100 Advertising & Marketing	
6110 Apparel	
6120 Graphic Design	
6130 Internet	
6140 Market Research	
6150 Promotions	
6170 Social Media	
Adv Dues Subs	
Adv Dues Subs (deleted)	
Equipment (deleted)	
Exp Reimb	
Lic-Fees	
SEM	
Web Development	
Website	$-145,292.61
	203,215.71
	1,188.20
	0.00
	0.00
	384.00
	0.00
	90,920.34
	6,221.00
	17,880.00
	720.70
	1,065.60
	5,388.00
	6,572.47
	462.00
	1,255.70
Total 6100 Advertising & Marketing	**335,273.72**
6200 Auto Expense	
Gas and Fuel	
Total 6200 Auto Expense	
6300 Bank Service Charges	
6400 Dues & Subscriptions	
6500 Employee Benefits	
6510 HRA Expense	
6520 Medical	

Total 6500 Employee Benefits

	1,509.94
	356.70
	1,866.64
	380.00
	1,350.00
	18,085.75
	850.00
	18,935.75

Smart Cups, Inc

Profit and Loss

January - December 2022

6600 Equipment Rental

6700 Facility

  6710 Landscaping

  6720 Pest Control

  6730 Rent Expense

  6740 Repairs & Maintenance

  6750 Security

  Air Filters (deleted)

  Overhead (deleted)

Total 6700 **Facility**

6800 Insurance

6900 Legal & Professional

  6920 Consulting

  6930 Financial Services

  6940 Legal

Total 6900 **Legal** & Professional

7000 Licenses & Permits

7100 Meals & Entertainment

  7120 Meals

Total 7100 **Meals &** Entertainment

7200 Merchant Fees

TOTAL

	9,111.52
	2,819.00
	279.00
	100,424.19
	0.00
	11,971.84
	479.22
	-2,272.80
	113,700.45
	744.97
	0.00
	23,757.00
	25,000.00
	0.00
	48,757.00
	0.00
	1,397.84
	1,320.53
	2,718.37
	250.82

7300 Office Expense

 7310 Computer & Internet

 7360 Supplies

Total **7300 Office Expense**

7400 Payroll

 7430 Salaries & Wages

Total **7400 Payroll**

7500 R&D

 7510 Cleaning Supplies (R&D)

 7520 Equipment Rental (R&D)

 7540 Materials (R&D)

 7550 Outsourced Testing (R&D)

 7560 Prototypes (R&D)

 7570 Supplies (R&D)

	0.00
	-18,505.71
	-18,505.71
	435,800.74
	42,298.77
	478,099.51
	35.95
	29.12
	3,388.85
	4,261.00
	1,842.75
	325.80
	2,428.60

Total 7500 R&D

7600 Small Tools

7700 Taxes

7800 Travel

7900 Utilities

Advertising and Marketing AP Adjustment

12,312.07
0.00
11,754.30
8,668.44
32,525.28
96,063.96

Construction

Electrical

Total Construction

Contract Services

Credit Card Interest

Direct Manufacturing Overhead Allocation

General and Administrative AP Adjustment

Legal and Acctg

Lic & Fees

Software

Total Lic & Fees

Maint-Repair

Mfg Supplies & Tools

Misc Exp (deleted)

Monthly HRA Fee

Office-Equip

Purchases

R&D Expense AP Adjustment

Salaries Overhead Allocation

Sanitizer

Ship-Deli

v

Uncategorized
Expense

Total 6000-7000 Expenses

NET OPERATING INCOME

8000 Other Income

8100 Cash Back

8300 Gain on Conversion of Membership
Interest

Ethanol Excise Tax Refund
(deleted)

Total **8000** Other Income

9000 Other
Expenses

9200
Depreciation

9300 Interest
Expense

Amortization of ROU - Expense

Total 9000 Other Expenses

NET OTHER INCOME

NET INCOME

Smart Cups, Inc

Profit and Loss

January - December 2022

	TOTAL
	5,044.95
	5,044.95
	9,450.00
	2,314.76
	-250,393.09
	57,253.54
	109,427.00
	2,021.00
	125,056.87
	127,077.87
	71,392.59
	73,850.25
	375.00
	900.00
	332.02
	280.15
	40,284.00
	-22,772.72
	1,429.00
	58,394.44
	568.77
	$1,439,215.62
	$-1,584,508.23
	0.00
	-0.16
	3,471.28
	$3,471.1

1,051,642.25

12,660.48

55,138.80

$1,119,441.53

$-1,115,970.41

$ -2,700,478.64

Accrual Basis Wednesday, March 27, 2024 03:35 PM GMT-07:00

ASSETS

Smart Cups, Inc

Balance Sheet

As of December 31, 2023

TOTAL

1000 Current Assets

1100 Bank Accounts

1110 SC Business Checking Acct

Total 1100 Bank Accounts

1300 Other Current Assets

1310 Inventory

1311 Raw Materials

1312 Finished Goods

1313 Packaging Materials

Total **1310** Inventory

1320 Deposit Hold - Start Engine

1330 Prepaid Expenses

1360 Clearing

142,913.11

$142,913.11

0.00

142,792.11

19,934.90

	75,006.43
	237,733.44
	66,410.16
	6,612.50
1361 Amazon	
1362 Shopify	
Total 1360 Clearing	
Total 1300 Other Current **Assets**	
Total 1000 Current Assets	
1500 Fixed Assets	
1510 Equipment	
1520 Furniture and Equipment	
1530 Leasehold Improvements	
	213.51
	785.63
	999.14
	$311,755.24
	$454,668.35
	8,749,099.43
	20,643.44
	376,788.78
	135,800.00
1540 Machinery & Equipment WIP	
1598 Accumulated Depreciation	
Total 1500 Fixed **Assets**	
	-4,398,465.54
	$4,883,866.11
1600 Other Assets	
1700 Operating Lease	
1710 ROU Asset	
1799 Accumulated Amortization	
Total 1700 Operating Lease	
Total 1600 Other Assets	
TOTAL ASSETS	
	1,137,908.30
	-197,990.90
	939,917.40
	$939,917.40
	$6,278,451.86

LIABILITIES AND EQUITY

2000 Liabilities

2000 Current Liabilities

2100 Accounts Payable

2110 Accounts Payable

Total **2100** Accounts **Payable**

2200 Credit Cards

2210 (8349) Chase Credit Card

2220 (8858) Chase Credit Card

Total 2200 Credit Cards

2300 Other current liabilities

2320 Accrued Payroll

2340 Kanik Loan (Mgr)

2350 Operating Lease Liabilities - ST

2390 Unearned Development Revenue

Total 2300 Other current **liabilities**

Total 2000 Current Liabilities

2400 Long-Term Liabilities

2410 Convertible Note

2411 Loans/Notes

2412 Accrued Interest

Total **2410** Convertible Note

2420 Operating Lease Liability - LT

Total 2400 Long-Term **Liabilities**

Total **2000** Liabilities

3000 Equity

3100 Common Stock

Smart Cups, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
3200 Additional Paid in Capital	653,281.66
3210 Issuance Cost Cap Raise #1	$653,281.66
Total 3200 Additional Paid in Capital	
	11,032.64
3800 Retained Earnings	54,643.71
3900 Net Income	$65,676.35
Total 3000 Equity	
	12,232.28
	8,977.00
	173,235.73
	100,000.00
	$294,445.01
	$1,013,403.02
	100,000.00
	8,767.12
	108,767.12
	959,100.16
	$1,067,867.28
	$2,081,270.30
	1,005.92
	11,579,542.58
	-125,533.16
	11,454,009.42
	-4,817,276.56
	-2,440,557.22
	$4,197,181.56
TOTAL LIABILITIES AND EQUITY	**$6,278,451.86**

Smart Cups, Inc

Profit and Loss

January - December 2023

	TOTAL
4000 Income	
4100 Sales	
4110 Amazon	12,140.33
4120 Paypal	37,716.79
4150 Shopify	183,830.23
4160 Stripe	557.52
Total **4100** Sales	**234,244.87**
4200 Shipping Income	45,643.82
4300 Discounts	-19,551.47
4500 Refunds	-470.11
4800 Services	0.00
Total 4000 Income	**$259,867.11**
5000 Cost of Goods Sold	
5100 Cost of Goods Sold	
Total 5000 Cost of Goods Sold	
GROSS PROFIT	
6000-7000 Expenses	
6100 Advertising & Marketing	
6120 Graphic Design	
6130 Internet	
6140 Market Research	
6150 Promotions	

	107,275.50
	$107,275.50
	$152,591.61

	910.00
	50,480.72
	468.00
	13,553.31
6160 Public Relations	
	36,528.80
6170 Social Media	
	18,674.31
Total **6100** Advertising **&** Marketing	
	120,615.14
6200 Auto Expense	
	1,448.68
6300 Bank Service Charges	
	438.48
6400 Dues & Subscriptions	
	500.00
6500 Employee Benefits	
6510 HRA Expense	
6520 Medical	
Total 6500 Employee Benefits	
6600 Equipment Rental	
6700 Facility	
6710 Landscaping	
6720 Pest Control	
6740 Repairs & Maintenance	
6750 Security	
Total **6700** **Facility**	
	12,525.00
	2,727.00
	15,252.00
	24,010.09
	2,760.00
	1,158.00
	13,673.33
	10,616.94
	28,208.27

Smart Cups, Inc

Profit and Loss

January - December 2023

	TOTAL
6800 Insurance	
6810 Business Insurance	
6820 Workers Compensation	
Total **6800** Insurance	
6900 Legal & Professional	
6910 Accounting	
6920 Consulting	
6930 Financial Services	
6940 Legal	
Total 6900 **Legal & Professional**	
7000 Licenses & Permits	
7100 Meals & Entertainment	
	34,957.28
	8,617.01
	43,574.29
	121,667.50
	17,000.00
	166,610.00
	1,510.00
	10,805.00
	317,592.50
	4,800.26
	94.84
7110 Entertainment	
	9,002.13
7120 Meals	
	3,161.06
Total **7100 Meals &** Entertainment	
	12,258.03
7200 Merchant Fees	
7210 Amazon	
7220 Paypal	
7230 Shopify	
7240 Stripe	
	998.52
	2,078.04
	10,619.52
	10.37
Total **7200** Merchant Fees	
7300 Office Expense	
7310 Computer & Internet	
7320 Postage	
7330 Printing &	

Reproduction

7340 Reimbursements

7350 Software

	13,706.45
	335.79
	77,704.92
	58,859.74
	973.00
	5,267.47
	18,752.69
	13,286.85

7360 Supplies

Total **7300** Office Expense

7400 Payroll

  7410 Payroll Service Fees

  7420 Payroll Tax Expense

  7430 Salaries & Wages

Total 7400 Payroll

7500 R&D

  7510 Cleaning Supplies (R&D)

  7520 Equipment Rental (R&D)

  7540 Materials (R&D)

  7560 Prototypes (R&D)

  7570 Supplies (R&D)

Total 7500 R&D

	175,180.46
	0.00
	26,091.21
	19,683.28
	234,852.94
	280,627.43
	226.05
	2,232.00
	146.13
	474.40
	3,908.89
	6,987.47

Smart Cups, Inc

Profit and Loss

January - December 2023

	TOTAL
7600 Small Tools	1,372.97
7700 Taxes	
7710 Property Tax	31,560.65
7720 Sales & Use Tax	34.08
7730 State Franchise Tax	4,029.14
Total **7700 Taxes**	35,623.87
7800 Travel	
7810 Airfare	1,949.45
7820 Car Rental	790.78
7840 Transportation	1,612.00
Total **7800 Travel**	**4,352.23**
7900 Utilities	
7910 Electric	77,758.76
7920 Gas	9,587.11
7930 Phone/Internet	3,953.22
7940 Trash	
7950 Water	
Total **7900** Utilities	
Direct Manufacturing Overhead Allocation	
Total 6000-7000 Expenses	
NET OPERATING INCOME	
8000 Other Income	
8100 Cash Back	
8200 Gain (Loss) on Sale of Equipment	
Total **8000** Other **Income**	
9000 Other Expenses	
9200 Depreciation	
9300 Interest Expense	
Amortization of ROU - Expense	
Total 9000 Other **Expenses**	
NET OTHER INCOME	
NET INCOME	

1,937.16
5,288.89
98,525.14
-20,761.34
$1,164,312.42
$ -1,011,720.81
2,165.75
5,730.36
$7,896.11
1,076,953.14
161,788.48
197,990.90
$1,436,732.52
$ -1,428,836.41
$ -2,440,557.22

Smart Cups, Inc

Statement of Cash Flows

January - December 2023

OPERATING ACTIVITIES

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

1210 Accounts Receivable

1310 Inventory

1311 Inventory:Raw Materials

1312 Inventory:Finished Goods

1313 Inventory:Packaging Materials

1320 Deposit Hold - Start

Engine

1330 Prepaid Expenses

1361 Clearing:Amazon

1362 Clearing:Shopify

1381 Reserve:Amazon

2110 Accounts Payable

2210 (8349) Chase Credit Card

2220 (8858) Chase Credit Card

2320 Accrued Payroll

2340 Kanik Loan (Mgr)

2350 Operating Lease Liabilities - ST

2370 Sales Tax Payable

2371 Sales Tax Payable:Amazon

TOTAL
-2,440,557.22
0.00
318,885.11
-142,792.11
-19,934.90
-75,006.43
-66,410.16
-6,612.50
-213.51
-785.63
0.00
-264,220.89
11,032.64
-35,827.90
-488.78
-23,950.00

2372 Sales Tax Payable:CA

2373 Sales Tax Payable:County

2375 Sales Tax Payable:Shopify

2390 Unearned Development Revenue

Total **Adjustments** to reconcile Net Income **to** Net Cash **provided by** operations:

Net cash provided by **operating** activities

INVESTING ACTIVITIES

1510 Equipment

1540 Machinery & Equipment WIP

1598 Accumulated Depreciation

1799 Operating Lease:Accumulated Amortization	53,235.31
Net cash provided by investing activities	0.00
FINANCING ACTIVITIES	
2411 Convertible Note:Loans/Notes	0.00
2412 Convertible Note:Accrued Interest	-81.78
2420 Operating Lease Liability - LT	-0.80
3100 Common Stock	0.00
3200 Additional Paid in Capital	100,000.00
3210 Additional Paid in Capital:Issuance Cost Cap Raise #1	**-153,172.33**
3300 Contributed capital	**$ -2,593,729.55**
3400 DLK-Contributions	-3,680,074.25
3500 Equity DK Class P	3,645,987.45
	1,076,953.14
3700 Opening Balance Equity	197,990.90
	$1,240,857.24
	-109.59
	8,767.12
	-58,807.65
	1,005.92
	11,579,542.58
	-125,533.16
	0.00
	0.00
	-10,000,000.00
	0.00

Smart Cups, Inc

Statement of Cash Flows

January - December 2023

	TOTAL
Net cash provided by **financing activities**	**$1,404,865.22**
NET CASH INCREASE FOR PERIOD	$51,992.91
Cash at beginning of period	90,920.20
CASH AT END OF PERIOD	**$142,913.11**

**Friday, March 22, 2024 02:07 PM
GMT-07:00**

CERTIFICATION

I, Chris Kanik, Principal Executive Officer of Smart Cups, Inc., hereby certify that the financial statements of Smart Cups, Inc. included in this Report are true and complete in all material respects.

Chris Hanik

CEO